UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Governance Committee and Plan Participants
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
Plano, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
We have served as the Plan’s auditor since 2017.

Minneapolis, Minnesota
June 28, 2019

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS
Investments, at fair value:
Mutual funds	$2,076,161	$2,137,713
Common stock	296,925	184,649
Stable value fund	181,169	207,211
Total investments, at fair value	2,554,255	2,529,573

Cash	1,622	11,249

Receivables:
Participant contributions	5,757	7,193
Employer contributions	2,647	3,350
Notes receivable from participants	510,246	791,712
Due from broker	—	500
Accrued income	160	171
Total receivables	518,810	802,926
Total assets	3,074,687	3,343,748

LIABILITIES

Due to broker	776	1,075
Operating payables	2,286	3,081
Total liabilities	3,062	4,156

NET ASSETS AVAILABLE FOR BENEFITS	$3,071,625	$3,339,592

The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2018

Additions to net assets available for benefits attributable to:
Dividends	$109,538
Net depreciation in fair value of investments	(164,774)
(55,236)

Interest income on notes receivable from participants	23,238

Contributions
Participants	336,279
Employer	155,895
Total contributions	492,174

Total additions	460,176

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	704,378
Administrative expenses	23,765
Total deductions	728,143
Net decrease in net assets	(267,967)
Net assets available for benefits
Beginning of year	3,339,592
End of year	$3,071,625

The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective January 1, 2010, has been amended throughout the years, and most recently amended effective September 20, 2017 to adjust the eligible withdrawals criteria as detailed in the Benefits section below. The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. INTRUST Bank, N.A. (INTRUST) is the Custodian, NestEgg Consulting Inc. (NestEgg), an affiliate of Intrust, is the Recordkeeper and Banco Popular De Puerto Rico (Banco Popular) is the Trustee of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $18,500 of their annual compensation (plus a $6,000 catch-up deferral for employees over 50 years of age) for 2018. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2018. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for the Plan year ended December 31, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $1,000 and $5,000 as of December 31, 2018 and 2017, respectively. Forfeitures of $6,195 were used to pay plan administrative expenses during the year ended December 31, 2018.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Rent-A-Center, Inc. stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. Effective September 20, 2017, the plan allows a participant, who is a resident of Puerto Rico during the period between September 30, 2017 and June 30, 2018, to make withdrawals from the plan to cover certain expenses, as defined in the amended Plan document. As of December 31, 2018 and 2017, withdrawals of $0 and $9,500, respectively, had been requested by participants of the Plan but had not yet been paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at the prime rate fixed at the time of the loan. Principal and interest is paid ratably through payroll deductions Interest rates on such loans range from 3.25% to 5.5% at December 31, 2018. Participant loans have various maturity dates ranging from 2019 to 2023.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to Plan administration are paid by the Plan primarily using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2018 and 2017.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

The stable value fund is a collective trust, and is valued at the Net Asset Value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Mutual funds	$2,076,161	$—	$—	$2,076,161
Common stock	296,925	—	—	296,925
Collective trust investment, Stable value fund	—	181,169	—	181,169
Subtotal	$2,373,086	$181,169	$—	$2,554,255

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Mutual funds	$2,137,713	$—	$—	$2,137,713
Common stock	184,649	—	—	184,649
Collective trust investment, Stable value fund	—	207,211	—	207,211
Subtotal	$2,322,362	$207,211	$—	$2,529,573

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective January 1, 2016, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Rent-A-Center, Inc.’s common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

During the year ended December 31, 2018, the Plan incurred approximately $8,000 and $16,000 of fees associated with services provided by INTRUST and NestEgg, respectively, both of which qualify as party-in-interest transactions.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2018	2017

Net assets available for benefits per the financial statements	$3,071,625	$3,339,592
Amounts allocated to withdrawing participants	—	(9,500)
Loans deemed as distributed	(27,399)	(27,326)
Net assets available for benefits per the Form 5500	$3,044,226	$3,302,766

The following is a reconciliation of net decrease per the financial statements to net loss per the Form 5500 for the year ended December 31, 2018:

Net decrease in net assets per the financial statements	$(267,967)
Net adjustments from amounts allocated to withdrawing participants	9,500
Net adjustment from loans deemed as distributed	(73)
Net loss per the Form 5500	$(258,540)

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 28, 2019, the date the financial statements were issued. No adjustments or additional disclosures were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULE

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

EIN: 68-1024367
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Invesco Funds	Small Cap Value Fund	$11,492
	Eagle Funds	Small Cap Growth Fund	47,054
	JP Morgan Funds	Small Cap Equity Fund	46,912
	Vanguard Funds	Small Cap Index Fund	8,547
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	105,429
	Principal Funds	Mid Cap Value Fund	8,793
	Vanguard Funds	Mid Cap Index Fund	7,742
	John Hancock Funds	Disciplined Value Fund	54,559
	T. Rowe Price Funds	Growth Stock Fund	58,681
	Vanguard Funds	500 Index Fund	113,515
	iShares MSCI EAFE	International Index Fund	71,554
	Oppenheimer Funds	Developing Markets Fund	6,155
	Vanguard Funds	Total International Stock Index Fund	2,735
	MFS Funds	Lifetime 2055 Fund	155,613
	MFS Funds	Lifetime 2045 Fund	262,933
	MFS Funds	Lifetime 2035 Fund	84,252
	MFS Funds	Lifetime 2025 Fund	41,916
	JP Morgan Funds	Core Plus Bond Fund	186,375
	Vanguard Funds	Total Bond Market Index Fund	2,535
	MFS Funds	Lifetime 2050 Fund	261,556
	MFS Funds	Lifetime 2040 Fund	347,152
	MFS Funds	Lifetime 2030 Fund	121,978
	MFS Funds	Lifetime 2020 Fund	53,868
	MFS Funds	Lifetime Retirement Income Fund	14,815
*	Rent-A-Center, Inc.	Common Stock	296,925
	Wells Fargo Funds	Stable Value Fund	181,169
	Total investments		2,554,255

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.5% maximum and maturing from 2019 to 2023	482,848

	Total, at fair value		$3,037,103
* Represents a party-in-interest.

Note:  Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT
SAVINGS PLAN FOR PUERTO RICO
EMPLOYEES

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	June 28, 2019	By:	/s/ Dawn M. Wolverton
Dawn M. Wolverton
Interim General Counsel

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of CliftonLarsonAllen LLP

______________________________________________________________________________________________________
* Filed herewith.